UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vera Bradley, Inc.

(Name of Issuer)

Common Stock No Par Value

(Title of Class of Securities)

92335C106

(CUSIP Number)

January 19, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92335C106

1	NAMES OF REPORTING PERSONS Barbara B. Baekgaard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,136 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,136 shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,136 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .0001%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a) Name of issuer:

Vera Bradley, Inc.

Item 1(b) Address of issuer’s principal executive offices:

c/o Vera Bradley, Inc.

2208 Production Road

Fort Wayne, Indiana 46808

2(a) Name of person filing:

Barbara B. Baekgaard

2(b) Address or principal business office or, if none, residence:

c/o Vera Bradley, Inc.

2208 Production Road,

Fort Wayne, Indiana 46808

2(c) Citizenship:

United States of America

2(d) Title of class of securities:

Common Stock No Par Value

2(e) CUSIP No.:

92335C106

Item 3.

Not Applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

5,136 shares

(b) Percent of class:

.0001%. The percentage of shares of Common Stock beneficially owned by the Reporting Person is based on 40,562,103 outstanding shares of Common Stock of the issuer as of December 6, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 27, 2012. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, common shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 18, 2013, are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

5,136 shares

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

5,136 shares

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2013	By:	/s/ Barbara B. Baekgaard
Name: Barbara B. Baekgaard